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                              EXHIBIT 1 TO FORM CB

29 JUNE 2004

                   OFFER BY ESCALON MEDICAL CORP. ("ESCALON")
                    FOR ALL THE OUTSTANDING SHARE CAPITAL OF
                       DREW SCIENTIFIC GROUP PLC ("DREW")

              REVISION OF OFFER, EXTENSION AND LEVEL OF ACCEPTANCES

On 8 April 2004, Atlantic Law, on behalf of Escalon, announced an intention by Escalon to make an offer for all of the outstanding share capital of Drew. The Offer Document was posted to shareholders of Drew on 14 May 2004 and the closing date was subsequently extended until 2 July 2004.

Atlantic Law hereby announces that, as at 3.00 p.m. on 29 June 2004, the last day for revision of the Offer, acceptances of the Offer valid in all respects have been received in respect of 1,017,455 Drew Shares, representing approximately 1.14% per cent. of the existing issued ordinary share capital of Drew.

Furthermore, Escalon wishes to announce that it is revising its Offer. The revised offer will consist of 900,000 New Escalon Shares for all of the issued and to be issued Drew Shares. This equates to approximately 0.01010 New Escalon Shares for each Drew Share. Fractional New Escalon Shares will not be issued. Relevant fractional shares will be aggregated and sold for cash and the proceeds distributed to the relevant Drew shareholders in cash.

Escalon will continue to seek the recommendation of Drew for its revised offer. All other terms and conditions in the Offer Document remain unchanged, subject to modification and any material changes to be specified the revised offer document.

Atlantic Law, on behalf of Escalon, further announces that with the consent of the Takeover Panel and Drew, the last date for an offer to be declared unconditional as to acceptances has been extended to Friday 16 July 2004. The revised offer document will be posted to shareholders of Drew as soon as possible with sufficient time to allow for 14 days for acceptance by Friday 16 July 2004.

Neither Escalon nor any person acting, or deemed to be acting, in concert with Escalon, held any ordinary shares of Drew before the Offer Period or has acquired or agreed to acquire any such shares during the course of the Offer Period, other than through the acceptance of the Offer as described above. None of the acceptances relate to persons acting in concert with Escalon.

The Escalon Directors accept responsibility for the information contained in this announcement, which is in accordance with the facts and does not omit anything likely to affect the import of such information.

Definitions used in the Offer Document dated 14 May 2004 apply to this announcement unless the context requires otherwise.
ENQUIRIES: ATLANTIC LAW
TELEPHONE: 0207 616 2888


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